UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Emerald Plantation Holdings Limited

(Name of Applicant)

Cricket Square, Hutchins Drive, P.O. Box 2681

Grand Cayman KY1-1111

Cayman Islands

(Address of principal executive office)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
6.00% Guaranteed Senior Notes due 2020	$300,000,000 aggregate principal amount plus amounts paid-in-kind

Approximate date of proposed issuance:

January 23, 2013

Paul J. Brough

Room 3815-29, 38/F, Sun Hung Kai Centre

30 Harbour Road

Wanchai

Hong Kong

(852) 2877-0078

Name and address of agent for service:

Gregory Hafkin, Esq.

J. Christopher Winckler, Esq.

Hogan Lovells US LLP

875 Third Avenue

New York, New York 10022

(212) 918-3000

Form T-3	Page 2 of 15

GENERAL

ITEM 1. GENERAL INFORMATION.

(a)	Emerald Plantation Holdings Limited (the “Applicant”) is an exempted company limited by shares.

(b)	The Applicant is organized under the laws of the Cayman Islands.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.

Pursuant to the terms and subject to the conditions set forth in the Plan of Compromise and Reorganization, dated December 3, 2012 (as amended, the “Plan”), the Applicant will issue shares and notes (the “Notes”) and a specially-created litigation trust will issue litigation trust interests to current noteholders and affected creditors of Sino-Forest Corporation in exchange for the cancellation of the existing shares of Sino-Forest Corporation and the full, final and irrevocable compromise, release, discharge, cancellation and bar of all affected claims (as defined in the Plan).

The Notes will be issued under an indenture between the Applicant and Computershare Trust Company, N.A., as trustee (the “Indenture”) (See Exhibit T3C) to be qualified by this Application for Qualification (this “Application”) and will contain the following terms, among others: the Notes will bear interest at 6% per annum plus amounts paid-in-kind, payable semi-annually, will mature on January 15, 2020 and will be guaranteed by the Subsidiary Guarantors (as defined in the Indenture).

The Plan was approved by the Ontario Superior Court of Justice (Commercial List) (the “Court”) on December 10, 2012, at which time the Court found, among other things, that the Plan, and all the terms and conditions thereof, and matters and transactions contemplated thereby, are fair and reasonable.

The Notes will be issued by the Applicant in reliance on the exemption from registration provided in Section 3(a)(10) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), which provides, in relevant part:

“…any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests…where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court…”

The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuance and exchange. As described in the notice of meeting (see Exhibit T3E1) and below, each of these elements will be satisfied in connection with the issuance of the Notes.

(a) Exchange of Securities: Pursuant to the Plan, the Notes will be issued in exchange for the cancellation of the existing shares of Sino-Forest Corporation and the full, final and irrevocable compromise, release, discharge, cancellation and bar of all affected claims, including existing indebtedness.

(b) Fairness Hearing: The Court held a hearing (“Plan Fairness Hearing”) on the fairness of the Plan for the purpose of obtaining a sanction order (the “Plan Sanction Order”) of the Court approving the Plan. Notice of the date and time of the fairness hearing was provided to all participants pursuant to a notice of hearing. At the Plan Fairness Hearing, the Court considered, among other things, the fairness and reasonableness of the Plan, including the issuance of the Notes as consideration for the cancellation of Sino-Forest Corporation shares and release of claims. Any affected party who wished to participate, or to be represented, or to present evidence or argument, had the opportunity to do so, subject to filing with the Court the written documentation and to following the other procedures all as set forth in the notice of hearing.

(c) Court Approval: The Plan was approved by the Court on December 10, 2012. The Court ruled that the Plan, and all the terms and conditions thereof, and matters and transactions contemplated thereby, is fair and reasonable. The Court was advised that its Plan Sanction Order approving the Plan would be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof. The Plan Sanction Order will become final when the time for appeal has expired and no appeal has been taken; or if there has been an appeal, when a decision has been rendered that upholds or does not materially change the Plan.

The Applicant hereby acknowledges that under Section 306(c) of the Trust Indenture Act of 1939, it shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer or sell through the use or medium of any prospectus

Form T-3	Page 3 of 15

or otherwise any security which is not registered under the Securities Act of 1933 and to which this subsection is applicable notwithstanding the provisions of Section 304 of the Trust Indenture Act of 1939, unless such security has been or is to be issued under an indenture and an application for qualification has been filed as to such indenture, or while the application is the subject of a refusal order or stop order or (prior to qualification) any public proceeding or examination under Section 307(c) of the Trust Indenture Act. The failure to file an application on a timely basis could result in an enforcement or other action by the Securities and Exchange Commission.

The Applicant acknowledges that this application (the “Application”) was not filed until after the Plan Sanction Order was approved. The Applicant represents that none of the notes under the indenture to be qualified by the Application have been issued and covenants that none of such notes will be issued prior to the Application being filed.

AFFILIATIONS

ITEM 3. AFFILIATES.

For purposes of this Application only, the Applicant’s directors and executive officers may be deemed to be “affiliates” of the Applicant. See Item 4 “Directors and Executive Officers” for a list of the directors and executive officers of the Applicant, which list is incorporated herein by reference.

The following is a list of affiliates of the Applicant as of January 23, 2013, each expected to be owned 100% directly or indirectly by Applicant. The following list is expected to correspond to the list of affiliates of the Applicant immediately following the effective date as a result of the Plan.

Affiliate	Jurisdiction of Incorporation
Sino-Capital Global Inc. (BVI)	British Virgin Islands
Sino-Panel Holdings Limited (BVI)	British Virgin Islands
Sino-Panel (Asia) Inc. (BVI)	British Virgin Islands
Sino-Panel (Gaoyao) Ltd. (BVI)	British Virgin Islands
SFR (China) Inc. (BVI)	British Virgin Islands
Sino-Wood Partners, Limited (H.K.)	Hong Kong
Sino-Forest Resources Inc. (BVI)	British Virgin Islands
Suri-Wood Inc. (BVI)	British Virgin Islands
Sino-Plantation Limited (H.K.)	Hong Kong
Sino-Wood (Guangxi) Limited (H.K.)	Hong Kong
Sino-Wood (Jiangxi) Limited (H.K.)	Hong Kong
Sino-Wood (Guangdong) Limited (H.K.)	Hong Kong
Sino-Global Holdings Inc. (BVI)	British Virgin Islands
Sinowin Investments Limited (BVI)	British Virgin Islands
Sino-Panel (North East China) Limited (BVI)	British Virgin Islands
Sino-Panel [Hunan] Limited (BVI) (formerly known as Comtech Universal Limited)	British Virgin Islands
Sino-Panel [Xiangxi] Limited (BVI) (formerly known as Rich Base Worldwide Limited)	British Virgin Islands
Sino-Forest Bio-Science Limited (BVI) (formerly known as Sino-Two Limited)	British Virgin Islands

Form T-3	Page 4 of 15

Sino-Panel (Guangzhou) Limited (BVI)	British Virgin Islands
Sino-Panel [Suzhou] Limited (BVI) (formerly known as Pacific Harvest Holdings Limited)	British Virgin Islands
Sino-Panel (Yunnan) Limited (BVI)	British Virgin Islands
Sino-Panel (Guangxi) Limited (BVI)	British Virgin Islands
Sino-Panel (Guizhou) Limited (BVI)	British Virgin Islands
Sino-Panel (Qinzhou) Limited (BVI) (formerly known as Sino-Panel (Jiayu) Ltd.)	British Virgin Islands
Sino-Panel (Shaoyang) Limited (BVI)	British Virgin Islands
Sino-Panel (Yongzhou) Limited (BVI)	British Virgin Islands
Sino-Panel (Fujian) Limited (BVI)	British Virgin Islands
Grandeur Winway Limited (BVI)	British Virgin Islands
Sinowood Limited (Cayman Islands)	Cayman Islands
Sino-Forest Investments Limited (BVI)	British Virgin Islands
Sino-Wood (Fujian) Limited (H.K.)	Hong Kong
Sino-Panel (North Sea) Limited (BVI)	British Virgin Islands
Sino-Panel (Huaihua) Limited (BVI)	British Virgin Islands
Amplemax Worldwide Limited (BVI)	British Virgin Islands
Ace Supreme International Limited (BVI)	British Virgin Islands
Express Point Holdings Limited (BVI)	British Virgin Islands
Glory Billion International Limited (BVI)	British Virgin Islands
Smart Sure Enterprises Limited (BVI)	British Virgin Islands
Expert Bonus Investment Limited (BVI)	British Virgin Islands
Dynamic Profit Holdings Limited (BVI)	British Virgin Islands
Alliance Max Limited (BVI)	British Virgin Islands
Brain Force Limited (BVI)	British Virgin Islands
Cheer Gold Worldwide Limited (BVI)	British Virgin Islands
General Excel Limited (BVI)	British Virgin Islands
Harvest Wonder Worldwide Limited (BVI)	British Virgin Islands
Homix Limited (BVI)	British Virgin Islands
Poly Market Limited (BVI)	British Virgin Islands
Prime Kinetic Limited (BVI)	British Virgin Islands
Regal Win Capital Limited (BVI)	British Virgin Islands
Rich Choice Worldwide Limited (BVI)	British Virgin Islands
Sino-Forest International (Barbados) Corporation (Barbados)	Barbados
Sino-Global Management Consulting Inc. (BVI)	British Virgin Islands
Sino-Panel (China) Nursery Limited (BVI)	British Virgin Islands
Sino-Panel (Russia) Limited (BVI)	British Virgin Islands
Sino-Wood Trading Limited (BVI)	British Virgin Islands

Form T-3	Page 5 of 15

Sino-Panel Trading Limited (BVI)	British Virgin Islands
Trillion Edge Limited (BVI)	British Virgin Islands
Value Quest International Limited (BVI)	British Virgin Islands
Well Keen Worldwide Limited (BVI)	British Virgin Islands
Mandra Forestry Holdings Limited (BVI)	British Virgin Islands
Mandra Forestry Finance Limited (BVI)	British Virgin Islands
Mandra Forestry Anhui Limited (BVI)	British Virgin Islands
Mandra Forestry Hubei Limited (H.K.)	Hong Kong
Elite Legacy Limited (BVI)	British Virgin Islands
Emerald Plantation Group Limited (Cayman Islands)	Cayman Islands

MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of, and all offices held by, all directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939), respectively, of the Applicant. The mailing address for each executive officer and director listed below is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111 Cayman Islands.

Name	Position
Paul Jeremy Brough	Executive director
Eugene Irwin Davis	Non-executive director
Colin Denis Keogh	Non-executive director
Tong Sai Wang	Non-executive director
Barry John Field	Non-executive director
Codan Trust Company (Cayman) Limited	Secretary

ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

The following sets forth information as to each person expected to own 10% or more of the voting securities of the Applicant as of January 23, 2013 after giving effect to the exchange set forth in the Plan. The information is provided on an aggregate basis on behalf of the funds managed by each person and does not reflect proprietary positions held by each person. Each person listed below is the discretionary investment manager (or affiliate thereof) of various investments funds that own the positions in their own names and not in the name of the person listed below.

Form T-3	Page 6 of 15

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Ashmore Investment Management Limited, 5th Floor, 61 Aldwych, London WC2B 4AE, United Kingdom	Common Shares	53,681,216	17.9%

Centerbridge Partners, L.P. 375 Park Avenue, 12th Floor, New York, NY 10152	Common Shares	43,979,626	14.7%

ITEM 6. UNDERWRITERS.

(a)	No person has, within the three years prior to the date of filing of this Application, acted as an underwriter of any securities of any of the Applicant that are outstanding as of the filing of this Application.

(b)	The Applicant does not propose to make use of an underwriter for the issuance of the Notes.

ITEM 7. CAPITALIZATION.

(a) Set forth below is certain information as to each authorized class of securities of the Applicant as of January 23, 2013 after giving effect to the exchange set forth in the Plan.

Title of Class	Amount Authorized (Number of Securities)	Amount Outstanding (Number of Securities)

Common Stock, $.01 par value	500,000,000	299,999,975

(b) Each share of Common Stock is entitled to one vote per share on any matter presented to the holders of the Common Stock.

INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.

The Notes will be issued under the Indenture to be entered into between the Applicant and Computershare Trust Company, N.A., as trustee (the “Trustee”). The following is a general description of certain provisions of the Indenture. This description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto and incorporated herein by reference. Capitalized terms used in this Item 8 and not defined herein have the meanings assigned to them in the Indenture.

(a) Events of Default; Withholding of Notice

The following events will be defined as “Events of Default” in the Indenture:

(1)	default in the payment of principal of (or premium, if any, on) the Notes when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(2)	default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(3)	default in the performance or breach of the provisions of the covenants described under Sections 4.06, 4.07, 4.08 or 5.01 of the Indenture, the failure by the Company to make or consummate an Offer to

Form T-3	Page 7 of 15

Purchase in the manner described under Section 4.13 or Section 4.15 of the Indenture, the failure by the Company to redeem the Notes in the manner described in Section 3.04 of the Indenture or the failure by the Company to create, or cause its Restricted Subsidiaries to create, a First Priority Lien on the Collateral (subject to any Permitted Lien) in accordance or otherwise comply with the covenant described under Article 10 of the Indenture;

(4)	the Company or any Restricted Subsidiary defaults in the performance of or breaches any other covenant or agreement in the Indenture or under the Notes (other than a default specified in clause (1), (2) or (3) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes;

(5)	there occurs with respect to any Indebtedness of the Company or any Restricted Subsidiary having an outstanding principal amount of US$50,000,000 (or the Dollar Equivalent thereof) or more in the aggregate for all such Indebtedness of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (i) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and/or (ii) the failure to make a principal payment when due;

(6)	any final judgment or order for the payment of money in excess of US$50,000,000 (or the Dollar Equivalent thereof) in the aggregate for all such final judgments or orders shall be rendered against the Company or any Restricted Subsidiary and shall not be paid or discharged for a period of 60 days during which a stay of enforcement of such final judgment or order shall not be in effect;

(7)	a court having jurisdiction in the premises enters a decree or order for (i) relief in respect of the Company or any Restricted Subsidiary in an involuntary case or proceeding under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect (including any proceeding under any corporate law seeking an arrangement of, or stay of proceedings to enforce, some or all of its debts), (ii) appointment of a receiver, liquidator, assignee, custodian, monitor, trustee, sequestrator or similar official of the Company or any Restricted Subsidiary or for all or substantially all of the property and assets of the Company or any Restricted Subsidiary or (iii) the winding up or liquidation of the affairs of the Company or any Restricted Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; provided, however, that any filing or the commencement of any proceedings by any Person pursuant to paragraph 61 of the Plan Sanction Order to recognize or enforce such Plan Sanction Order shall not constitute an Event of Default for the purposes of subparagraphs (i) or (ii) above.

(8)	the Company or any Restricted Subsidiary (i) commences a voluntary case or proceeding under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect (including any proceeding under any corporate law seeking an arrangement of, or stay of proceedings to enforce, some or all of its debts), or consents to the entry of an order for relief in an involuntary case or proceeding under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, monitor, trustee, sequestrator or similar official of the Company or any Restricted Subsidiary or for all or substantially all of the property and assets of the Company or any Restricted Subsidiary or (iii) effects any general assignment for the benefit of creditors; provided, however, that any filing or the commencement of any proceedings by any Person pursuant to paragraph 61 of the Plan Sanction Order to recognize or enforce such Sanction Order shall not constitute an Event of Default for the purposes of subparagraphs (i) or (ii) above;

(9)	any Subsidiary Guarantor repudiates its obligations under its Subsidiary Guarantee or, except as permitted by the Indenture, any Subsidiary Guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect;

(10)	any default by the Company or any Subsidiary Guarantor in the performance of any of its obligations under the Security Documents or the Indenture, which adversely affects the enforceability, validity, perfection or priority of the applicable Lien on the Collateral or which adversely affects the condition or value of the Collateral, taken as a whole, in any material respect; or

(11)	the Company or any Subsidiary Guarantor repudiates its obligations under any Security Document or, other than in accordance with the Indenture and the Security Documents, any Security Document ceases to be or is not in full force and effect or the Trustee ceases to have a first priority Lien in the Collateral (subject to any Permitted Liens).

Form T-3	Page 8 of 15

If any Default occurs and is continuing and is known to the Trustee, the Trustee will send notice of the Default to each Holder within 90 days after it occurs, or, if later, within 15 days after it is known to the Trustee unless the Default has been cured; provided that, except in the case of a default in the payment of the principal of or interest on any Note, the Trustee may withhold the notice if and so long as the board of directors, the executive committee or a trust committee of directors of the Trustee in good faith determines that withholding the notice is in the interest of the Holders.

(b) Authentication and Delivery of the Notes; Use of Proceeds

Upon the execution and delivery of the Indenture, or from time to time thereafter, Notes may be executed and delivered by the Company, with the Subsidiary Guarantees endorsed thereon by the Subsidiary Guarantors, in an aggregate principal amount Outstanding of not more than US$300,000,000 (other than Notes issued pursuant to Section 2.09 and Section 2.10 of the Indenture) to the Trustee for authentication, accompanied by an Officer’s Certificate of the Company directing such authentication (an “Authentication Certificate”) and specifying the amount and form of Notes (with the Subsidiary Guarantees endorsed thereon) to be authenticated, the applicable rate at which interest will accrue on such Notes, the date on which the original issuance of such Notes (with the Subsidiary Guarantees endorsed thereon) is to be authenticated, the date from which interest will begin to accrue, the date or dates on which interest on such Notes will be payable and the date on which the principal of such Notes will be payable and other terms relating to such Notes and Subsidiary Guarantees. The Trustee shall thereupon authenticate and deliver said Notes (with the Subsidiary Guarantees endorsed thereon) to or upon the written order of the Company (as set forth in such Officer’s Certificate) signed by two Authorized Officers (or, in the event the Company has one Authorized Officer only, by such Authorized Officer).

There will be no proceeds from the issuance of the Notes because the Notes are being issued in exchange for the cancellation of the existing shares of Sino-Forest Corporation and the full, final and irrevocable compromise, release, discharge, cancellation and bar of all affected claims.

(c) Release and Substitution of Property Subject to Lien of the Indenture

(1)	The security interest in respect of the Collateral granted by the Indenture shall be fully released, subject to the terms of the Security Documents, (i) upon the repayment in full of the Notes or (ii) upon defeasance or discharge of the Notes as provided under Section 8.01 and Section 8.02 of the Indenture; and may be partially or fully released, as the case may be, (iii) upon certain dispositions of Collateral in compliance with Section 4.11, Section 4.15 or Section 5.01 of the Indenture; (iv) with respect to security granted by a Subsidiary Guarantor, upon the release of the Subsidiary Guarantee of such Subsidiary Guarantor in accordance with the terms of the Indenture; or (v) with respect all or any part of the Collateral, by the Security Trustee in connection with any enforcement of its Liens pursuant to the terms of the Security Documents.

(2)	Upon request of the Company or any Subsidiary Guarantor, in connection with any sale, lease, assignment, conveyance, transfer or other disposition of assets or property permitted by this Indenture (including Section 4.11, Section 4.15 or Section 5.01 of the Indenture), the Security Trustee shall (without notice to, or vote or consent of, any Holder), subject to the terms of the Security Documents and subject to its receiving the documents required by Sections 10.03 and 12.03 of the Indenture, take such actions as shall be required to release its security interest in any Collateral being disposed in such disposition, to the extent necessary to permit consummation of such disposition in accordance with this Indenture and the Security Documents and the Security Trustee shall receive full payment therefor from the Company for any costs incurred thereby.

(3)	Any release of Collateral made in compliance with Section 10.06 of the Indenture shall not be deemed to impair the Lien under the Security Documents or the Collateral thereunder in contravention of the provisions of this Indenture or the Security Documents.

(4)	No purchaser or grantee of any property or rights purporting to be released herefrom shall be bound to ascertain the authority of the Security Trustee to execute the release or to inquire as to the existence of any conditions herein prescribed for the exercise of such authority; nor shall any purchaser or grantee of any property or rights permitted by this Indenture to be sold or otherwise disposed of by the Company and the Subsidiary Guarantors be under any obligation to ascertain or inquire into the authority of the Company or any Subsidiary Guarantor to make such sale or other disposition.

Form T-3	Page 9 of 15

New Subsidiary Guarantors may be added via a supplemental indenture.

(d) Satisfaction and Discharge of the Indenture

(1)	The Company shall be deemed to have paid and shall be discharged from any and all obligations in respect of the Notes on the 365th day after the deposit referred to in clause (1) of Section 8.01 of the Indenture, and the provisions of this Indenture and the Security Documents will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust, and certain obligations owed to the Trustee and the Security Trustee) if, among other things:

(a) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient (in the case of U.S. Government Obligations, in the opinion of a reputable firm of certified public accountants) to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of this Indenture and the Notes,

(b) the Company has delivered to the Trustee (A) either (x) an Opinion of Counsel to the effect that, as a result of a change occurring after the Original Issue Date in applicable U.S. federal income tax law, Holders will not recognize income, gain or loss for United States federal income tax purposes as a result of the Company’s exercise of its option under Section 8.01 of the Indenture and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred or (y) a ruling directed to the Trustee received from the U.S. Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (B) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the U.S. Investment Company Act of 1940, as amended, and after the passage of 365 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law,

(c) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 365th day after the date of such deposit, and such defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound, and

(d) the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent relating to the discharge or defeasance of the Notes provided for in this Section 8.01 of the Indenture have been complied with.

(2)	In the case of either discharge or defeasance of the Notes pursuant to Section 8.01 of the Indenture, the Subsidiary Guarantees shall terminate.

(e) Evidence of Compliance with Conditions and Covenants of the Indenture

Officers of the Company, one of whom must be the Company’s principal executive officer, principal financial officer or principal accounting officer, must certify in an Officer’s Certificate, on or before a date not more than 120 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its

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Restricted Subsidiaries and the Company’s and its Restricted Subsidiaries’ performance under the Indenture and that the Company has fulfilled all obligations hereunder, or, if there has been a default in the fulfillment of any such obligations, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under this Indenture.

ITEM 9. OTHER OBLIGORS.

The following table sets forth the names of all Subsidiary Guarantors under the Indenture. The mailing address for each entity is:

Room 3815-29, 38/F, Sun Hung Kai Centre

30 Harbour Road

Wanchai

Hong Kong

Name
Sino-Capital Global Inc.

Sino-Panel Holdings Limited (BVI)

Sino-Panel (Asia) Inc. (BVI)

Sino-Panel (Gaoyao) Ltd. (BVI)

SFR (China) Inc. (BVI)

Sino-Wood Partners, Limited (H.K.)

Sino-Forest Resources Inc. (BVI)

Suri-Wood Inc. (BVI)

Sino-Plantation Limited (H.K.)

Sino-Wood (Guangxi) Limited (H.K.)

Sino-Wood (Jiangxi) Limited (H.K.)

Sino-Wood (Guangdong) Limited (H.K.)

Sino-Global Holdings Inc. (BVI)

Sinowin Investments Limited (BVI)

Sino-Panel (North East China) Limited (BVI)

Sino-Panel [Hunan] Limited (BVI) (formerly known as Comtech Universal Limited)

Sino-Panel [Xiangxi] Limited (BVI) (formerly known as Rich Base Worldwide Limited)

Sino-Forest Bio-Science Limited (BVI) (formerly known as Sino-Two Limited)

Form T-3	Page 11 of 15

Sino-Panel (Guangzhou) Limited (BVI)

Sino-Panel [Suzhou] Limited (BVI) (formerly known as Pacific Harvest Holdings Limited)

Sino-Panel (Yunnan) Limited (BVI)

Sino-Panel (Guangxi) Limited (BVI)

Sino-Panel (Guizhou) Limited (BVI)

Sino-Panel (Qinzhou) Limited (BVI) (formerly known as Sino-Panel (Jiayu) Ltd.)

Sino-Panel (Shaoyang) Limited (BVI)

Sino-Panel (Yongzhou) Limited (BVI)

Sino-Panel (Fujian) Limited (BVI)

Grandeur Winway Limited (BVI)

Sinowood Limited (Cayman Islands)

Sino-Forest Investments Limited (BVI)

Sino-Wood (Fujian) Limited (H.K.)

Sino-Panel (North Sea) Limited (BVI)

Sino-Panel (Huaihua) Limited (BVI)

Amplemax Worldwide Limited (BVI)

Ace Supreme International Limited (BVI)

Express Point Holdings Limited (BVI)

Glory Billion International Limited (BVI)

Smart Sure Enterprises Limited (BVI)

Expert Bonus Investment Limited (BVI)

Dynamic Profit Holdings Limited (BVI)

Alliance Max Limited (BVI)

Brain Force Limited (BVI)

Cheer Gold Worldwide Limited (BVI)

General Excel Limited (BVI)

Form T-3	Page 12 of 15

Harvest Wonder Worldwide Limited (BVI)

Homix Limited (BVI)

Poly Market Limited (BVI)

Prime Kinetic Limited (BVI)

Regal Win Capital Limited (BVI)

Rich Choice Worldwide Limited (BVI)

Sino-Forest International (Barbados) Corporation (Barbados)

Sino-Global Management Consulting Inc. (BVI)

Sino-Panel (China) Nursery Limited (BVI)

Sino-Panel (Russia) Limited (BVI)

Sino-Wood Trading Limited (BVI)

Sino-Panel Trading Limited (BVI)

Trillion Edge Limited (BVI)

Value Quest International Limited (BVI)

Well Keen Worldwide Limited (BVI)

Mandra Forestry Holdings Limited (BVI)

Mandra Forestry Finance Limited (BVI)

Mandra Forestry Anhui Limited (BVI)

Mandra Forestry Hubei Limited (H.K.)

Elite Legacy Limited (BVI)

Emerald Plantation Group Limited (Cayman Islands)

Form T-3	Page 13 of 15

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for qualification comprises:

(a) Pages numbered 1 to 15, consecutively.

(b) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit Number	Document

Exhibit T3A	Amended and Restated Memorandum of Association of Emerald Plantation Holdings Limited

Exhibit T3B	See Exhibit T3A

Exhibit T3C	Draft of Indenture between Emerald Plantation Holdings Limited, as Issuer, Computershare Trust Company, N.A., as Trustee and as Security Trustee, and the entities listed on Schedule I thereto as Initial Subsidiary Guarantors

Exhibit T3D	Plan Sanction Order of the Ontario Superior Court of Justice (Commercial List) approving the Plan and, among other things, finding that the Plan is fair to the affected parties.

Exhibit T3E1	Notice of Meeting and Meeting Information Statement Relating to a Proposed Plan of Compromise and Reorganization under the Companies’ Creditors Arrangement Act (Canada) and the Canada Business Corporations Act Concerning, Affecting and Involving Sino-Forest Corporation, dated October 20, 2012

Exhibit T3E2	Plan Supplement to the Plan of Compromise and Reorganization dated October 19, 2012 pursuant to the Companies’ Creditors Arrangement Act and the Canada Business Corporations Act Concerning, Affecting and Involving Sino-Forest Corporation, dated November 21, 2012

Exhibit T3F	TIA Cross Reference Sheet

Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of Computershare Trust Company, National Association , as Trustee under the Indenture to be qualified.

Form T-3	Page 14 of 15

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, Emerald Plantation Holdings Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and attested, all in Hong Kong, People’s Republic of China, on the 9th day of January, 2013.

EMERALD PLANTATION HOLDINGS LIMITED

By:	/s/ Paul J. Brough
Director

Attest:
	By:	/s/ Kitty Lam
	Title:	Solicitor, Hogan Lovells, Hong Kong SAR

Form T-3	Page 15 of 15

EXHIBIT INDEX

Exhibit Number	Document

Exhibit T3A	Amended and Restated Memorandum of Association of Emerald Plantation Holdings Limited

Exhibit T3B	See Exhibit T3A

Exhibit T3C	Draft of Indenture between Emerald Plantation Holdings Limited, as Issuer, Computershare Trust Company, N.A., as Trustee and as Security Trustee, and the entities listed on Schedule I thereto as Initial Subsidiary Guarantors

Exhibit T3D	Plan Sanction Order of the Ontario Superior Court of Justice (Commercial List) approving the Plan and, among other things, finding that the Plan is fair to the affected parties.

Exhibit T3E1	Notice of Meeting and Meeting Information Statement Relating to a Proposed Plan of Compromise and Reorganization under the Companies’ Creditors Arrangement Act (Canada) and the Canada Business Corporations Act Concerning, Affecting and Involving Sino-Forest Corporation, dated October 20, 2012

Exhibit T3E2	Plan Supplement to the Plan of Compromise and Reorganization dated October 19, 2012 pursuant to the Companies’ Creditors Arrangement Act and the Canada Business Corporations Act Concerning, Affecting and Involving Sino-Forest Corporation, dated November 21, 2012

Exhibit T3F	TIA Cross Reference Sheet

Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of Computershare Trust Company, National Association , as Trustee under the Indenture to be qualified.